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                               POWER OF ATTORNEY

THE UNDERSIGNED:

ANB AMRO Bank N.V., a public limited liability company ("naamloze vennootschap") duly organized and existing under the laws of The Netherlands, whose registered office and head office is located at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, which is registered with the Amsterdam Chamber of Commerce under number 33002587 (the "Bank"),

WHEREAS

(A) The Bank proposes to form an indirectly, wholly owned subsidiary, LaSalle Funding LLC ("LaSalle Funding"), which will issue and sell from time to time one or more series of senior debt securities as described in its shelf registration statement on Form F-3/S-3 (the "Shelf Registration
     Statement", which term shall include the prospectus included therein and all amendments thereto) (the "Debt Securities") which Debt Securities will be fully and unconditionally guaranteed (the "Guarantees") by the Bank (the Debt Securities, as guaranteed by the Bank, are referred to as the "Securities");

(B) The material actions taken with respect to the issuance of the Guarantee have been and are expected to be taken by the Bank's Dublin branch and the Bank proposes that the Guarantee be administered by and accounted for through its Dublin branch;

(C) In connection with the issue and sale of the Securities the Bank will be required to sign and file with the U.S. Securities and Exchange Commission, the New York Stock Exchange and The Depositary Trust Company, certain documents and agreements, including (but not limited to), underwriting and/or distribution agreements, an indenture (including the Guarantee), calculation agency agreement(s), exchange rate agency agreement(s), paying agency agreement(s), listing agreements and related documentation or any other agreement, application, certificate or other document or any amendment or supplement to any of the foregoing relating to any issue or sale of the Securities (collectively, the "Documents") with exception of the shelf registration Statement and supplements thereto;

(D) The Bank wishes to provide for the listing of the Securities on the New York Stock Exchange, the American Stock Exchange, The London Stock Exchange Ltd., The Luxembourg Stock Exchange, the Official Segment of Euronext Amsterdam N.V.'s Stock Market, Euronext Paris Bourse, Euronext Brussels Stock Exchange and any other stock exchange or securities market;

(E) The Bank wishes to appoint attorneys-in-fact to sign and file the Documents on its behalf and to take all action necessary in relation thereto the listing of the Securities on any stock exchanges as mentioned above;
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DOES HEREBY CONSTITUTE AND APPOINT

1. The Bank irrevocable authorizes any two of the following persons when acting jointly:

     Thomas Bell,                            Kirk Flores,
     Authorized Signatory                    Authorized Signatory

     Thomas Heagy,                           Willie J. Miller,
     Authorized Signatory                    Authorized Signatory

     John Murphy,                            Anthony Pecora,
     Authorized Signatory                    Authorized Signatory

     Martin Penstein,                        Michael Piccatto,
     Authorized Signatory                    Authorized Signatory

     Albert Conlan,                          Francis O'Higgens,
     Authorized Signatory                    Authorized Signatory

     John O'Connell,                         Gerry Roseingrave,
     Authorized Signatory                    Authorized Signatory

(The "Attorneys" and each an "Attorney")

    (i) To negotiate, prepare, amend, adapt, waive, sign, execute, deliver, file and (where relevant) perform for and on behalf of the Bank all Documents in such form as any two Attorneys jointly may approve (such approval to be conclusively evidenced by execution thereof by any two Attorneys) and to do all such acts and things as may be ancillary thereto and/or necessary and/or useful and/or desirable in the opinion of any two Attorneys jointly in connection with or for the purpose of the entering into, execution, delivery or performance of the Documents and the entering into and performance of the transaction contemplated thereby;

    (ii) To prepare, execute, verify and file all necessary applications and all other documents, under seal or otherwise, and to affect the listing of any Securities on the New York Stock Exchange, the American Stock Exchange, The London Stock Exchange Ltd., The Luxembourg Stock Exchange, the Official Segment of Euronext Amsterdam N.V.'s Stock Market, Euronext Paris S.A., Bourse, Euronext Brussels S.A./N.V. and any other stock exchange or securities market, if any two Attorneys jointly deem any such listings advisable (such Advisability to be conclusively evidenced by the Joint Attorney's relevant action), and to cause to be executed and filed in the name and on behalf of the Bank, at the appropriate time, such statements, listings, agreements and related documentation or any other agreement, application certificate or other document or supplement to any of the foregoing relating to any issue or sale of the Securities (collectively the


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          documents), with exception to of the shelf registration statement and any amendments thereto.

(hereinafter "Power of Attorney").

2. The Bank will indemnify and hold harmless each Attorney from and against any liability they or any one of them might incur for any steps taken by them or any one of them in connection with the Power of Attorney.

3. This Power of Attorney shall be governed by and construed in accordance with the laws of The Netherlands and shall be valid for a period of 6 months commencing 29th November 2001.

4. The Bank undertakes, when so requested, that the Bank will ratify and confirm whatever any one of the Attorneys shall lawfully do or cause to be done pursuant to the powers conferred to such Attorney hereunder.

IN WITNESS WHEREOF the Bank has executed this Power of Attorney at Amsterdam, The Netherlands, this 29th day of November, 2001.


ABN AMRO BANK N.V.                            ABN AMRO BANK N.V.

By: /s/ R. Smith                              By: /s/ J.C. Pranger
   -------------------------------               -------------------------------
   Name: R. Smith                                Name: J.C. Pranger
   Title: Executive Vice President               Title: Senior Vice President






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